Countrywide Financial Corporation
4500 Park Granada
Calabasas, CA 91302

February 21, 2008

Mr. Hugh West

Accounting Branch Chief

Securities and Exchange Commission

100 F. Street  NE

Washington, DC  20549

RE:	Countrywide Financial Corporation
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Fiscal Quarter ended March 31, 2007
Form 10-Q for the Fiscal Quarter ended June 30, 2007
Form 10-Q for the Fiscal Quarter ended September 30, 2007
Form 8-K filed January 31, 2008
File No. 001-12331-01

Dear Mr. West:

This letter is in response to your letter dated February 8, 2008 to Angelo Mozilo in which you requested information on the above-referenced filings of Countrywide Financial Corporation.

To facilitate your review of our response, we are including your comments in boldface, followed by our response.

Form 8-K filed January 31, 2008

1.               We note your disclosures on page 6 of your press release describing the company’s home equity line of credit securitizations and the corresponding liability / impairment loss of $704 million for estimated future draw obligations on the securitization deals that have entered or are expected to enter rapid amortization status.  In order for us to better understand the nature of the transactions, please refer us to the applicable authoritative literature relied upon and address the following:

•                  Tell us the percentage of securitization deals that have entered rapid amortization;

Response

2 of 57 outstanding home equity line of credit (HELOC) securitizations, representing approximately 10% of the current unpaid principal balance, are currently subject to Rapid Amortization Events.

•                  Tell us the percentage of securitization deals that are expected to enter rapid amortization;

Response

19 of 57 outstanding HELOC securitizations, representing approximately 60% of the current unpaid principal balance, are currently expected to become subject to Rapid Amortization Events.

•                  Explain, in more detail, the factors that caused the rapid amortization (e.g., slowdown of repayments on existing HELOC balances, inability to sell beneficial interests, etc);

Response

When the cash flow of the trust (a qualified special purpose entity or QSPE) in our home equity line of credit securitizations is inadequate to fund required senior bondholder principal or interest payments, the monoline insurer is obligated to fund the shortfall.  The shortfall in cash flows is generally the result of larger than originally anticipated losses on the underlying loan pool. Once the monoline insurer has begun to advance draws to cover shortfalls, one of two subsequent events can cause a Rapid Amortization Event, depending on the terms of the securitization. Each HELOC securitization contains one of the following event triggers, but not both:

•                  The aggregate draws under the monoline policy exceeds a contractual threshold, generally 1% of the originally issued notes

•                  Any draw made under the monoline policy has not been reimbursed within 90 days of the draw date.

•                  Discuss your contractual obligation for funding home equity lines of credit in securitization deals that have entered or are expected to enter rapid amortization;

Response

The contractual obligation to fund additional draws on home equity lines of credit arises out of the Home Equity Credit Line Agreement between Countrywide as the lender and the borrower.  As part of the securitization, the trust is obligated to pay for the additional balances on the lines of credit transferred to the trust.  Neither of these obligations change upon the occurrence of a Rapid Amortization Event.

After a Rapid Amortization Event, a change relating to how the trust pays for those additional balances occurs.  During a time period specified in the transaction, to the extent no Rapid Amortization Event has occurred, principal collections are first used to reimburse Countrywide as the Master Servicer for additional balances and then to pay down the senior notes (“Notes”) to the extent the target overcollateralization has not been reached.  To the extent that principal collections are insufficient to cover additional balances, which generally occurs after a Rapid Amortization Event, Countrywide as the Class R-1 certificate holder is obligated to pay the difference to the trust to enable the trust to pay for those additional balances. The Class R-1 certificate principal balance accretes dollar for dollar with respect to payments made by the Class R-1 certificate holder to pay for additional balances.

•                  Tell us your maximum obligation to fund additional loans for trusts that have entered or are expected to enter rapid amortization;

Response

The available credit lines for the 21 securitizations subject to or expected to be subject to a Rapid Amortization Event are approximately $2.4 billion. Due to the borrower’s ability to pay down and redraw balances, a maximum obligation cannot be defined.

•                  Explain any circumstances where you would not be required to transfer additional funded balances to the trust (i.e., loan or additional HELOC funding would remain on your books);

Response

Once a HELOC has been transferred in a securitization, the trust has the rights to all future draws and we are required to transfer all future draws to the trust unless the HELOC had been previously repurchased from the trust.  We have limited obligations or ability to repurchase loans from the trust as discussed below.

•                  We make certain loan level representation and warranties when we securitized the loans.  A summary of the typical representations and warranties made is included in my letter to you dated December 6, 2007.  We may be required to repurchase the loan as a result of a breach of these representations and warranties that materially and adversely affects the trust’s interests in that loan.

•                  In general, we, in our capacity as Master Servicer, have the option to repurchase from the securitization trust loans that are 151 days or more delinquent.  This limited option expires at or prior to the end of the month in which the loan becomes 151 days delinquent.

•                  In order to maintain its relationships with borrowers, the Company includes a provision in its Private Label MBS that gives it the option to enter into note rate modifications and other modifications on mortgage loans that are neither in default nor where default is reasonably foreseeable.  One of the conditions to exercising this option is the removal of the related mortgage loan from the transaction. This option is a contingent option that can only be exercised in order to modify a mortgage loan upon notification by the borrower. The option is not intended to affect modifications that are customarily performed and otherwise permissible, such as modifications of loans that are in default or where default is reasonably foreseeable.

•                  Countrywide, as Master Servicer, has the option to terminate the MBS trust and purchase the remaining trust assets when servicing becomes burdensome (known as “clean-up calls”).

•                  Explain the mechanics of your accounting for securitized home equity lines of credit that you have funded, but for which reimbursement from the QSPE has not yet occurred (it may be helpful here to discuss the related journal entries from the transferor and transferee perspective);

Response

The Class R-1 certificates, which were issued at the time of the HELOC securitizations, have no rights to cash flows from the trust until a contribution is made by the Class R-1 certificate holder, generally as a result of a Rapid Amortization Event.  Normally, a Rapid Amortization Event is not expected to occur and is deemed remote.  Consequently, those certificates previously were assigned no value.  However, sudden deterioration in the housing market experienced in late 2007 and increased levels of delinquency and default resulted in it becoming probable that a Rapid Amortization Event would occur.

Under a Rapid Amortization Event, principal collections are reprioritized.  Rather than being used to fund the acquisition of additional draws, they are used instead to first pay down the Notes issued by the trust, a QSPE.

When such a funding shortfall arises, generally under a Rapid Amortization Event, the holder of the Class R-1 certificate is obliged to fund that shortfall.  Because the Company holds the Class R-1 certificates for the HELOC securitizations it has sponsored and that are still outstanding, it assumes that obligation.  Rather than contributing cash to the trust, the Company funds the shortfall by contributing the additional draws directly to the trust.  In return, the Company receives additional subordinated beneficial interests in the cash flows of the trust.  Due to their subordination, the value of those beneficial interests at the time of transfer is small relative to the carrying value of the assets contributed.

When additional draws are transferred to the trust under a Rapid Amortization Event, those loans still are governed by an agreement between the Company and the trust to service the loans in exchange for a fee (e.g., a fixed portion of the cash flows collected that is senior to all beneficial interest holders).  That agreement results in the Company obtaining rights to service the additional balances transferred to the trust, which represent a servicing asset.  However, because the subsequent transfer of additional draws to the trust under a Rapid Amortization Event does not qualify as a sale, the related mortgage servicing rights represent a portion of the retained interest in the transferred assets rather than an intangible asset received as proceeds from a sale.

Because the Company does not receive consideration other than beneficial interest in the transferred assets under a Rapid Amortization Event, the transaction does not qualify for sale accounting under paragraph 9 or as a secured borrowing under paragraph 12 of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, (SFAS 140).  Nevertheless, the transaction still qualifies as a legal true sale and represents a transfer of financial assets to a QSPE, as defined in SFAS 140 as amended by FASB Statement No. 156, Accounting for Servicing of Financial Assets, (SFAS 156).  As no consideration other than beneficial interests in the trust is received by the Company, the carrying value of the additional draws transferred to the trust is fully allocated to the interests retained by the Company, which are comprised of the mortgage servicing rights asset and the subordinated beneficial interest in the QSPE, in accordance with paragraph 10 of SFAS 140. Since the retained interest representing the mortgage servicing rights ranks senior to the Notes and other beneficial interests in the trust, the value of that asset is not impaired.  However, the value of the subordinated benefical interests on the date of transfer is substantially less than the carrying value of the loans that is allocated to it and an immediate impairment writedown is recognized at the date of transfer.

To the extent that a reserve previously has been established for that impairment in accordance with the requirements of FASB Statement No. 5, Accounting for Contingencies, (SFAS 5), the difference between (1) the carrying value of the additional draws and (2) the estimated value of the beneficial interests received and the mortgage servicing rights obtained is charged against that reserve.  To the extent that the reserve is inadequate, the difference is recorded as an additional impairment loss.  As of December 31, 2007, the adjusted carrying value of the retained interests relating to Rapid Amortization Events was immaterial.  The Company reported the impaired carrying value attributable to the Class R-1 certificates (beneficial interests) as part of its Investment in Other Financial Instruments (where its residual interests in securitizations are recorded), and reported the portion related to the mortgage servicing rights as part of its mortgage servicing rights asset.

The mortgage servicing rights asset, which was immaterial, was combined with the Company’s other mortgage servicing rights assets and accounted for at fair value under SFAS 156.  After the impairment writedown, the adjusted carrying value of the subordinated beneficial interest was immaterial.  The subordinated beneficial interest was accounted for at fair value as a trading security under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, (SFAS 115), in accordance with paragraph 14 of SFAS 140.

The following is an example of the journal entries that we would record.  These amounts are hypothetical and are not intended to represent actual amounts recorded.

	Dr.	Cr.

Impairment loss	$700
Reserve for impairment losses		$700

Accrual of probable loss from rapid amortization

Loans—additional draws	$100
Cash		$100

Origination of additional draws to borrowers

MSR—retained interest	$1
Trading securities—retained subordinated interest	$99
Loans—additional draws		$100

Transfer of additional draws to QSPE in exchange for retained interests and allocation of loan basis between the assets retained

Reserve for impairment losses	$95
Trading securities—retained subordinated interest		$95

Immediate impairment writedown of retained interests

•                  Tell us whether the Company previously analyzed (e.g., at inception of QSPE) how subsequent draws on securitized lines of credit for which no cash is received from the trust would meet the conditions in paragraph 9(a) of SFAS 140, and if not previously considered, the Company’s current consideration of the impact on both the transfer of such HELOC balances and the continued qualification of the trust as a QSPE;

Response

At inception of the QSPE, the future occurrence of a Rapid Amortization Event was deemed remote, as it only would occur under extremely high levels of delinquency and default.  Prior to the sudden and rapid deterioration in the housing market experienced in 2007, such an event had never occurred and the occurrence of the contingent event was not deemed probable to occur.  Therefore, no value was assigned to the Class R-1 certificates and the contingent obligation did not meet the requirements under SFAS 5 for recognition.  Furthermore, the potential obligation had no impact on the Company’s ability to obtain a legal true sale opinion or meet all of the other requirements for sale accounting under paragraph 9 of SFAS 140 for previous transfers of loans to the trust.  It also did not prevent the trust from meeting all of the requirements of a QSPE under paragraph 35 of SFAS 140.

The transfer of additional draws to the trust subsequent to a Rapid Amortization Event does not qualify as a sale under paragraph 9 of SFAS 140 because the Company does not receive consideration other than beneficial interests in the transferred assets.  Whether the transfer meets the conditions in paragraph 9(a) of SFAS 140, therefore, has no impact on the accounting for the transaction.  Nevertheless, the Company obtained a legal true sale opinion upon initial transfer of the loans that contemplated the transfer of additional draws under a Rapid Amortization Event.  Consequently, those transferred additional draws are deemed legally isolated from the Company.

Because the additional draws (financial assets) have been legally transferred to a QSPE in exchange for beneficial interests in those transferred assets (i.e., mortgage servicing rights and a subordinated beneficial interest), the carrying value of the transferred loans is fully allocated to those retained interests in accordance with paragraph 10 of SFAS 140.  The Class R-1 certificates represent a subordinated interest in the cash flows of the assets in the trust, including loans previously transferred and the additional draws.  As the value of the retained interests at the date of transfer is substantially less than the carrying value of the additional draws transferred, a significant impairment writedown must be recorded in the carrying value of those retained interests.

The transfer of additional draws by the Company as the Class R-1 certificate holder to cover funding shortfalls under a Rapid Amortization Event was required under the original terms of documents governing the activities of the trust, which were established at its inception.  Therefore, it required no active management or decisions by the trust.  As more than 10 percent of the beneficial interests of the trust continued to be held by outside parties, the trust remained distinct from the Company.  Therefore, the transfer had no impact on the continued qualification of the trust as a QSPE.

Each transfer of loans to the QSPE in the revolving structure is considered to be a separate transaction.  Therefore, the transfer of additional draws under a Rapid Amortization Event that do not qualify for sale accounting should have no impact on the sale accounting applied to previously transferred loans.  Except for transfers that occurred after a Rapid Amortization Event, each transfer met the requirements for sale accounting under SFAS 140.

•                  Tell us how you determined that the new advances to borrowers upon request for a subsequent draw on their line of credit met the conditions for sale accounting in SFAS 140, including consideration of whether these assets are passive assets at the transfer date.  Refer to paragraph 79 of SFAS 140 and specifically address whether any consideration other than beneficial interest was received in return for the transfer of assets, and the related impact on both sale accounting for those transfers and the continued qualification of the trust as a QSPE;

Response

As previously discussed, the trust that was established at inception of the securitization met all of the requirements under paragraph 35 of  SFAS 140 and was deemed a QSPE.  The initial transfer of loans to the trust qualified as a true sale at law and met all of the requirements necessary under paragraph 9 of SFAS 140 for sales accounting.

Advances to borrowers upon request for a subsequent draw on their line of credit essentially represent new loans made by the Company under a previously established commitment to lend.  Once such a loan is made, it does not require its holder to make any decisions other than those inherent in servicing.  The loans have stipulated payment terms that are similar to the terms of the loans initially transferred and do not represent or contain equity interests or derivative financial instruments that require active management.  Therefore, such loans represent passive financial assets in accordance with paragraph 39 of SFAS 140.

Furthermore, the transfer of additional draws to replace principal payments of previously transferred receivables is required under the original terms of documents governing the activities of the trust, which were established at its inception.  Therefore, no active management or decisions by the trust or other parties acting on behalf of the trust are necessary to facilitate such transfers.  As more than 10 percent of the beneficial interests of the QSPE are held by outside parties, the trust remains distinct from the Company.  Therefore, such transfers have no impact on the continued qualification of the trust as a QSPE.

Paragraphs 9 and 79 of SFAS 140 state that a sale cannot occur unless the transferor receives “consideration other than beneficial interests in the transferred assets.”  Paragraph 79 further states that in a revolving structure, if the cash exchanged for the transferred financial assets comes from either (1) collections of previously transferred receivables or (2) sales of additional beneficial interests to outside parties, such cash would be deemed “consideration other than beneficial interests in the transferred assets.”

The documents that govern the trust that under normal circumstances (e.g., when no Rapid Amortization Event has occurred) require that  principal paid by borrowers on existing loans held by the trust be used to acquire new loans to replenish those loans that were paid down.  In that case, the cash received by the Company would be “consideration other than beneficial interests in the transferred assets.”  Therefore, the conditions of paragraph 79 of SFAS 140 required for sale accounting are satisfied.

Such transfers also meet the other requirements for sale accounting under paragraph 9 of SFAS 140.  They are considered to be true sales at law (i.e., the transferred loans are isolated from the Company).  There are no constraints on the bond holders from pledging or exchanging their beneficial interests in the trust, and there is no agreement that both entitles and obligates the Company to repurchase or redeem the assets prior to their maturity.

•                  Tell us your contractual obligation to fund these home equity lines of credit in the event that the QSPE were to collapse or fail;

Response

Please note that this response assumes that the collapse or failure of the QSPE refers to the occurrence of an Event of Default under the Indenture that may trigger a liquidation of the trust’s assets.

The existence of the trust is irrelevant with respect to the contractual obligation to fund additional balances on the related home equity lines of credit.  The principal contractual obligation to fund home equity lines of credit arises out of the Home Equity Credit Line Agreement between the lender and the borrower.  This obligation does not change upon the occurrence of an Event of Default that might lead to the liquidation of the QSPE’s assets.

•                  Explain how the assets in the trust will be liquidated in the event that the QSPE were to collapse or fail.  If applicable, please refer to paragraph 53 of SFAS 140 and address whether you have a fair value call option that allows you to participate in the auction process;

Response

Following an Event of Default, the Indenture Trustee may (or shall, if so directed by the Credit Enhancer) initiate a sale or other liquidation of the Collateral if:

(A)                  the Indenture Trustee obtains consent from the Credit Enhancer and the Holders of 100% of the aggregate Outstanding Amount of the Notes of all Classes

(B)                    the proceeds of the liquidation are sufficient to pay all principal amounts due on the notes and to reimburse the Credit Enhancer for any unreimbursed Credit Enhancement Draw Amounts and any other amounts due under the Insurance Agreement; or

(C)                    the Indenture Trustee determines that the Collateral will continue to be insufficient to pay principal and interest on the notes and the Indenture Trustee obtains the consent of the Credit Enhancer and the Holders of a majority of the aggregate Outstanding Amount of the Notes of all Classes.

If a Credit Enhancer Default exists when the Credit Enhancer’s consent is required in this circumstance, the Indenture Trustee must obtain the consent of Holders representing at least 66⅔% of the Outstanding Amount of all Classes.

In the event that the trust is required to be dissolved under the legal documents of the structure, other than through a clean-up call, any holder of the beneficial interests or the trustee may bid for the underlying assets.  In order for the assets to be liquidated (“Liquidation Event”), certain specified events must occur (e.g., Event of Default), certain specified conditions must exist (e.g., approval by Note holders), and the trustee must consent to the sale or liquidation.

In connection with the sale of any of the Collateral:

(i)                         Any holder of the Notes may bid for the property.  As payment, the holder may deliver any Notes or claims for interest rather than pay in cash the amount that would be payable on the Notes from the sale.  If the payment for the property is less than the amount due on the notes, the notes will be returned to the holder marked to indicate the partial payment.

(ii)                      The Indenture Trustee may bid for and acquire the property.  As payment, instead of producing the Notes or crediting the sale price against the Notes, the Indenture Trustee may credit the gross sale price against the amount that would be distributable on the next Payment Date after the sale.

(iii)                   There is no express contractual prohibition against Countrywide as the Seller, Sponsor or Master Servicer from bidding on and acquiring the property.

Paragraph 53 of SFAS 140 states that a transferor’s ability to participate in an auction while holding a residual interest in the transferred assets would preclude the transferor from recording the transfer as a sale for those assets subject to that auction.  Although the Liquidation Event is not an auction, by analogy, such an event could provide the Company with a more than a trivial benefit and could be deemed to provide effective control over the previously transferred assets, as the Company holds the residual interest.  In that case, the transfer no longer would meet the requirements for sale accounting under paragraph 9(c) of SFAS 140.  The Company views the ability to bid on the underlying assets as a potential right that is contingent upon the occurrence of a Liquidation Event, which requires the consent of the Trustee and a majority or all of the Note holders other than the Company (depending on the value of the assets at the time).

The events and conditions that would trigger a Liquidation Event are deemed remote at the time of the initial securitization and such events are outside of the Company’s control.  While those conditions remain remotely possible, the Company’s ability to bid for the assets and hold a residual interest in the trust does not preclude sale accounting until that right becomes activated.  Paragraph 88 of SFAS 140 provides an example of when the transferor can reclaim assets that would not preclude the transfer from being accounted for as a sale.  It states that “a ROAP that can be exercised only in response to a third party’s action that has not yet occurred does not maintain the transferor’s effective control over the assets potentially subject to that ROAP.  However, when a third party’s action or decision not to act occurs that allows the removal of assets to be initiated solely by the transferor, the transferor must recognize any assets subject to that ROAP, whether exercised or not.”  The notion that a conditional call option does not impact the evaluation of whether a transfer of financial assets represents a sale for accounting purposes under paragraph 9(c) of SFAS 140 until the condition occurs and the call option becomes exercisable also is supported by the guidance provided in Question 49 of the FASB staff supplemental implementation guidance on SFAS 140.  Prior to a Liquidation Event, which is outside of the Company’s control, the Company does not have the unilateral ability to bid for and possibly repurchase the assets.

In the unlikely event that a Liquidation Event does occur, and if the Company still retains the residual interest in the trust, the Company would be required to evaluate whether the activated right to bid for the assets provides more than a trivial benefit at that time.  If deemed more than trivial, the Company would account for any remaining assets previously transferred to the trust as being reacquired at that date under paragraph 55 of SFAS 140.

•                  Explain how you calculated the $704 million liability for losses applicable to future draw obligations and justify your accounting basis;

Response

Because the Company does not expect to fully recover the value of the additional draws that must be transferred to the trust under a Rapid Amortization Event (which is fully allocated to the retained interests received in exchange), an impairment loss is incurred.  Since the occurrence of a Rapid Amortization Event is contingent upon the occurrence of events beyond the control of the Company (e.g., cash shortfalls in the trust resulting from abnormally high levels of borrower defaults and delinquencies), the Company determined that the obligation to transfer additional draws under those conditions should be accounted for in accordance with SFAS 5.  Therefore, when a determination was made that (1) it was probable that a Rapid Amortization Event would occur and (2) the related impairment loss was reasonably estimable, a liability and loss were recognized.

In determining the amount of the liability to be recorded at December 31, 2007, the following approach, which is consistent with the guidelines in FASB Statement of Concepts No. 7, Using Cash Flow Information and Present Value in Accounting Measurements, (CON7), was used:

1.               Borrower draw amounts were estimated to project future cash outflows. In determining the estimated borrower draw amounts, borrower behavior and various contractually permitted mitigation strategies were considered

2.               At the time of the transfer, borrower draws are exchanged for Class R-1 certificates

3.               For each future estimated advance (based on timing and amount), the advance was netted against the estimated fair value of the related Class R-1 certificate received to determine the net liability for each period.  Such Class R-1 certificates represent an interest in the securitization trust and their fair value is impacted by the expected performance of the past and future advances transferred to the trust.  Loss curves, prepayment speeds and the discount rate consistent with HELOC residual interests were used in the determination of the estimated fair value of the retained Class R-1 certificates

4.               The net liability for each draw was discounted to the balance sheet date at the risk free rate.

•                  Clarify where the liability and related impairment charge are classified in your financial statements.

Response

The liability is included as a component of accounts payable and accrued liabilities on our consolidated balance sheet.  The related expense is included as a component of impairment of retained interests in our consolidated statement of operations.

2.               We note your disclosure on page 2 of your press release that in the fourth quarter you recorded a $104 million gain on sale of securitized loans that qualified for sales accounting under SFAS 140.  You state that this gain partially reversed a $150 million valuation adjustment on loans that had been economically sold in third quarter securitization.  Please provide us with an enhanced description of these transactions, including the authoritative literature you used to support your accounting treatment.  Your response should address, but not be limited to, the following:

•                  Tell us who the securitized loans were sold to, the date of the sale, and the aggregate sales price;

Response

The loans were securitized and certain of the securities created, spanning various credit ratings, were sold to third parties.  A summary, by securitization, of the proceeds from securities sold together with the fair value of any unsold securities at December 31, 2007, is shown below:

Deal	Securitization Date	Proceeds from Securities Sold	Fair Value of Securities Remaining at December 31, 2007
		(in thousands)
CWALT 2007-OH1	May 2007	$512,670	$0
CWALT 2007-OH2	June 2007	$987,907	$39,701
CWALT 2007-OH3	July 2007	$558,505	$9,519
CWL 2007-BC3	June 2007	$580,911	$0
CWL 2007-SD1	April 2007	$332,972	$27,339
CWL 2007-SEA1	June 2007	$193,020	$5,201
CWL 2007-SEA2	October 2007	$143,425	$29,088

The detail of the securities sold, which includes the buyer of the securities, the date of the sale and the sales price, is shown in Schedule I.

•                  Explain the economic sale transaction that occurred in the third quarter and discuss the factors that precluded you from sales accounting under SFAS 140;

Response

The Company transferred loans to a trust along with passive derivative financial instruments.  Since the loans transferred to the trust were predominately hybrid ARM loans with a specified fixed rate period and the beneficial interests issued by the trust were floating rate bonds, passive derivative instruments were placed into the trust to (1) help mitigate basis risk between the interest to be paid on the bonds and the interest to be received from the underlying loans (e.g., fixed rate vs. variable rate) and (2) enhance the credit rating on the securities by assuring bondholders that they would receive the stated interest on the bonds under adverse changes in market interest rates.  Such derivative financial instruments met the conditions in paragraphs 40(b) (notional test) and 40(c) (excessiveness test) of SFAS 140 to be held by a QSPE.  Some of the securities issued by the trust were entitled to receive a portion of any cash flows directly generated from those passive derivative instruments.

Paragraph 35(c)(2) of SFAS 140 states that a qualifying special purpose entity (QSPE) only may hold derivative financial instruments that are passive in nature and pertain to beneficial interests issued or sold to parties other than the transferor, its affiliates, or its agents.  At the end of the reporting period, the Company still retained (and had never sold) a small portion of the securities issued by the trust that directly benefited from the passive derivative instruments held by the trust.  Because the Company retained those securities, the trust did not meet the requirements under paragraphs 35(c)(2) and 40(a) of SFAS 140 to be deemed a QSPE.  Therefore, the transaction did not meet all of the requirements under paragraph 9 of SFAS 140 for sales accounting and will not qualify for sales accounting until all of the securities that directly benefit from the passive derivative financial instruments are sold to outside parties.

If the securities that directly benefited from the passive derivative financial instruments had been sold to outside parties, the trust would have met all of the requirements of a QSPE and the transaction would have met all of the conditions required for a sale under SFAS 140.  The transaction structure met all of the requirements to be deemed a true sale at law.  Because the transaction did not qualify for sales accounting, it was accounted for as a secured borrowing, pending sale of the remaining securities that directly benefit from the passive derivative financial instruments.

•                  Tell us the value of the securitized loans and the methodology you used to determine such value on the date of the sale transaction, at September 30, 2007, and at the date you qualified for sales accounting in the fourth quarter;

Response

The securitized loans consisted of non-agency Hybrid ARM loans (CWALT 2007-OH1, CWALT 2007-OH2 and CWALT 2007-OH3), nonprime fixed-rate and ARM loans (CWL 2007 BC-3) and performing distressed loans (CWL 2007-SD1, CWL 2007-SEA1 and CWL 2007-SEA2). All of these securitizations, with the exception of CWL 2007-SEA2, were done prior to the market disruption in August 2007 and the loans were valued as described in my letter to you dated December 6, 2007.

During the quarter ended September 30, 2007, the market for mortgage loans other than agency-eligible loans experienced varying degrees of illiquidity and price declines.  The loans in the securitizations that failed sale accounting were not agency-eligible loans and the value of these loans was impacted by the market disruption.   At September 30, 2007, these loans were valued using the process as described in my letter to you dated December 6, 2007, which includes comparison of the values developed in our process to executed trades to assure that our valuations are reflective of actual sales prices.  However, due to the illiquidity of the mortgage marketplace prevalent at September 30, 2007 and a lack of executed trades that could be used to assure that the valuations are reflective of fair value, it was necessary to apply more judgment to the valuations of these loans.

During the quarter ended December 31, 2007, the illiquidity in market related to non agency-eligible continued.   It became more difficult to identify executed trades to assure that our loan valuations were reflective of actual prices.  As a result, it was necessary to look for alternative sources of value, including the whole loan purchase market for similar loans, and to apply more judgment to the valuations of non agency-eligible loans.  At December 31, 2007, we used the whole loan purchase market to value the non-agency Hybrid loans (Payment Advantage loans) included in the failed deals.  The valuation process for the performing distressed loans was consistent with the method used at September 30, 2007.

The following table shows the fair value and the cost basis of the securitized loans, together with any lower of cost or market valuation reserve at time of securitization, September 30, 2007 and December 31, 2007:

	Securitization Date	Value at Securitization if Securitized Prior to September 30, 2007	Value at September 30, 2007	Value at December 31, 2007
		(amounts in thousands)
Deal Name
CWALT – 2007-OH2	June 2007	$1,018,209	$961,206	$914,492
CWALT – 2007-OH3	July 2007	585,176	562,349	543,379
CWL – 2007-SD1	April 2007	341,182	308,479	275,650
CWL – 2007-SEA1	June 2007	187,997	173,999	161,072
CWL – 2007-SEA2	October 2007	—	—	169,680
		2,132,564	2,006,033	2,064,273

Qualified for Sale Accounting in Q4
CWALT – 2007-OH1	May 2007	516,173	486,940
CWL 2007-BC3	June 2007	584,518	537,933
		1,100,691	1,024,873

Total fair value		3,233,255	3,030,906	2,064,273
Cost basis of loans		(3,228,099)	(3,181,187)	(2,110,151)
Fair value over (under) cost		$5,156	$(150,281)	$(45,878)
LOCOM valuation reserve recorded		$0	$(150,281)	$(45,878)
Impact on quarterly earnings (loss)			$(150,281)	$104,403

As shown above, two of the securitizations qualified for sales accounting under SFAS 140 during the fourth quarter of 2007.  The proceeds received from these securitizations are summarized below:

Deal Name	Sales Proceeds
(amount in thousands)

Alt A ARM – 2007-OH1	$512,670
CWL 2007-BC3	580,911
$1,093,581

•                  Tell us specifically when (and quantify amounts when possible) the valuation adjustment of $150 million was recorded (e.g. at the date of the sales transaction, at September 30, 2007, or both);

Response

The loans that were securitized but did not qualify for sales accounting continued to be recorded as loans held for sale and the securitization was recorded as a secured borrowing.  Accordingly, those loans were accounted for at the lower of cost or fair value (LOCOM) in accordance with FASB Statement No. 65, Accounting for Certain Mortgage Banking Activities.  The LOCOM adjustment of $150 million was measured and recorded at the end of the reporting period, September 30, 2007.  The valuation adjustment (writedown) was caused by deterioration in the fair value of the loans subsequent to the initial securitization date.

•                  Clarify whether the loans sold in the fourth quarter were the same loans economically sold in the third quarter and if so, tell us how you met the criteria for sale accounting in paragraph 9 of SFAS 140 in the fourth quarter, but not in the third quarter.

Response

The loans that were accounted for as being sold in the fourth quarter represented a portion of the loans that were disclosed as being sold economically in the third quarter.  The economic sale transactions reported in the third quarter were comprised of seven different securitizations.  For two of those securitizations, all of the remaining securities that directly benefited from passive derivative financial instruments held in the trust were sold to outside parties in the fourth quarter.  When those securities were sold, the Company as transferor no longer held beneficial interests that directly benefited from passive derivative financial instruments.  Consequently, those two trusts met all of the requirements of a QSPE under paragraph 35 of SFAS 140.  Once the trusts met the requirements of a QSPE, the securitization transactions met all of the requirements for sale accounting under paragraph 9 of SFAS 140, as isolation of the transferred loans from the transferor (the Company) was achieved.  Those conditions were not met in the third quarter for the seven securitizations, and at the end of the fourth quarter continued to not be met for the remaining five securitizations for which the Company still held securities issued by the trust that directly benefited from passive derivative financial instruments.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope our response contained herein adequately addresses your questions.  Please feel free to call me at (818) 225-3000 if you require additional information or clarification.

Sincerely,

Anne D. McCallion

Senior Managing Director

Deputy Chief Financial Officer

CWALT 2007-OH1	Schedule I
Sales Transactions

Sale date	Customer	Total	Price

5/29/07	3V CAPITAL	$139,971	15.000
5/29/07	3V CAPITAL	683,944	54.000
5/29/07	3V CAPITAL	804,395	71.000
5/29/07	WEST SIDE /MBS/MASTER FUND	1,518,646	74.773
5/29/07	WEST SIDE /MBS/MASTER FUND	1,368,133	89.772
5/29/07	AIG	137,397,000	100.000
5/29/07	ALLIANCE CAP MGMT/PASA	3,700,000	100.000
5/29/07	BARCLAYS BANK PLC/M&G	15,000,000	100.000
5/29/07	DELAWARE INVEST ADV/FAL	7,534,000	100.000
5/29/07	FORTIS BANK/FORTBRUS	30,000,000	100.000
5/29/07	GOLDMAN SACHS	10,000,000	100.000
5/29/07	HARDING ADVISORY, LLC/ABN AMRO	11,395,000	100.000
5/29/07	HIGHLAND MASTER FUND/MASTER	3,700,000	100.000
5/29/07	ING BANK, FSB	57,721,000	100.000
5/29/07	INTER-AMERICAN DEVELOPMENT BK	20,000,000	100.000
5/29/07	JPMORGAN	126,322,000	100.000
5/29/07	REDWOOD TR/ACACIA OPTION ARM	1,600,000	100.000
5/30/07	3V CAPITAL	15,766,575	3.105
5/30/07	3V CAPITAL	393,252	15.000
5/30/07	3V CAPITAL	1,921,556	54.000
5/30/07	3V CAPITAL	2,259,965	71.000
5/30/07	BROADPOINT SECURITIES INC/M	9,998,437	99.984
5/31/07	MERRILL LYNCH	23,927,520	99.969
6/22/07	BANK OF NEW YORK	13,729,351	99.996
6/26/07	GOLDMAN SACHS	14,652,715	99.980
11/7/07	DISTRESSED HIGH YEILD TRD OPP	527,573	26.000
11/7/07	DISTRESSED HIGH YEILD TRD OPP	608,738	30.000

	Total Sales	$512,669,771

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CWALT 07-OH2	Schedule I
Sales Transactions

Sale date	Customer	Total	Price

6/28/07	HARDING ADVISORY	$3,950,852	99.769
6/28/07	HARDING ADVISORY	11,014,563	99.770
6/29/07	WEST SIDE /6	27,099,828	2.700
6/29/07	DEUTSCHE GENOSSENSCHAFTS-HYP	20,000,000	100.000
6/29/07	FEDERAL HOME LOAN BK/SEATTLE	150,000,000	100.000
6/29/07	ING BANK, FSB	50,000,000	100.000
6/29/07	JPMORGAN INVEST MGT/GENERAL	9,000,000	100.000
6/29/07	LUMINENT MORTG CAPITAL INC/GEN	41,110,000	100.000
6/29/07	SYNAPSE FIXED INCOME FINANCIAL	150,000,000	100.000
6/29/07	WESTERN CORP FED CREDIT UNION	99,957,000	100.000
7/3/07	GRAMPIAN PURCHASING/NO. 1	181,943,453	99.969
8/17/07	PNC BANK NA	116,283,807	97.313
8/31/07	ING BANK, FSB	89,256,263	95.805
9/7/07	FORTIS BANK/SCALDIS	22,883,807	98.781
10/23/07	REDWOOD TR/GREENWICH CAP WH/12	3,123,705	62.250
10/23/07	REDWOOD TR/GREENWICH CAP WH/12	3,776,797	75.250
11/5/07	R2 INVESTMENTS, LDC	2,280,000	76.000
11/6/07	FIRST REP INV MGMT/T6639	2,736,000	76.000
11/28/07	R2 INVESTMENTS, LDC	3,491,250	62.500

	Total Sales	$987,907,325

2

CWALT 07/OH3	Schedule I
Sales Transactions

Sale date	Customer	Total	Price

7/20/07	SIGMA CAPITAL	13,480,056	2.295
7/27/07	MEMBERS UNITED	49,915,177	99.830
7/31/07	GRAMPIAN PURCHASING/NO. 17	79,045,992	99.680
8/1/07	FEDERAL HOME LOAN BK/SEATTLE	79,186,538	99.750
8/8/07	STATE STREET GLOBAL/BFLM	118,425,000	98.688
8/17/07	VANDERBILT CAP ADV/LA SALLE	3,712,511	93.000
8/21/07	RIVERSOURCE	45,750,000	91.500
8/22/07	WASHINGTON MUTUAL	82,254,102	96.770
8/23/07	RIVERSOURCE	25,725,486	91.500
8/23/07	WASHINGTON MUTUAL	50,073,260	96.578
10/22/07	REDWOOD	1,850,310	63.000
10/22/07	REDWOOD	2,220,695	75.611
12/6/07	KBC FINANCIAL PROD/KBCI	6,866,063	68.750

	Total Sales	$558,505,189

3

CWL 07/BC3	Schedule I
Sales Transactions

Sale date	Customer	Total	Price

6/25/07	KBC FINANCIAL PROD	$6,272,606	99.172
6/25/07	AIG	25,000,000	100.000
6/25/07	BANK OF NEW YORK	144,973,000	100.000
6/25/07	FORTIS INV MGMT USA INC/LSMP3	11,012,000	100.000
6/25/07	FREDDIE MAC	185,759,000	100.000
6/25/07	HARDING ADVISORY	14,913,000	100.000
6/25/07	RFC CDO	7,475,000	100.000
6/25/07	SOLIDUS ASSET MANAGEMENT	14,000,000	100.000
6/25/07	TERWIN MONEY MANAGEMENT/TAZLNA	9,550,000	100.000
6/25/07	UBS SECURITIES	10,000,000	100.000
6/26/07	STARK MASTER FUND	4,112,951	71.542
6/26/07	STARK MASTER FUND	5,782,319	91.420
6/26/07	ZS STRUCT. CREDIT MGMT.LP/RBS	9,761,464	99.872
6/26/07	AXA INVST MGRS PARIS/GENERAL	30,655,000	100.000
6/26/07	CITIBANK INTL	24,981,000	100.000
6/26/07	SACHSEN LB DUBLIN	48,914,000	100.000
6/29/07	CW SECURITIES HOLDINGS,INC	23,993,408	4.173
6/29/07	PRINCETON ADVISORY GRP/MIZUHO	3,170,294	99.072
10/29/07	ICAP ELECTRONIC BROKING, LLC	586,440	12.000

	Total Sales	$580,911,482

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CWL 07/SD1	Schedule I
Sales Transactions

Sale date	Customer	Total	Price

4/11/07	WAMCO	$289,593,000	100.000
4/17/07	MORGAN ASSET MGMT INC	6,771,740	74.000
5/1/07	ALPINE BANK	3,636,000	100.000
5/23/07	WAMCO	582,947	100.016
6/12/07	WAMCO	874,421	100.016
6/14/07	WAMCO	4,468,566	100.000
6/25/07	YELLOWSTONE BANK	920,000	92.000
6/26/07	CAPMARK INVESTMENTS	9,254,419	97.313
7/11/07	WAMCO	3,880,242	99.891
7/17/07	BENEFICIAL LIFE INS CO	1,910,000	95.500
7/20/07	WAMCO	11,081,006	99.609

	Total Sales	$332,972,341

5

CWL 07/SEA1	Schedule I
Sales Transactions

Sale date	Customer	Total	Price

6/27/07	OPPENHEIMER FUNDS	7,633,000	100.000
6/27/07	WAMCO	80,217,000	100.000
6/28/07	PAYDEN & RYGEL	71,437,000	100.000
6/28/07	VAM/LCA	2,030,000	100.000
6/28/07	VAM/LCA/ENGINEERS AGC	100,000	100.000
6/28/07	VOYAGEUR ASSET MGMT	3,370,000	100.000
6/29/07	BFC/AJAX	1,502,978	78.772
7/9/07	CAPMARK INVESTMENTS/BLUE	3,796,920	99.500
7/13/07	STATEWIDE BANK	1,838,044	73.375
7/17/07	PAYDEN & RYGEL	1,000,000	100.000
7/18/07	VAM/LCA	749,648	99.953
7/18/07	VOYAGEUR ASSET MGMT	349,836	99.953
7/20/07	ROYAL BANK AMERICA	933,437	93.344
7/20/07	ROYAL BANK AMERICA	2,252,761	99.680
7/23/07	ALPINE BANK	2,842,768	99.781
8/29/07	MAGNA BANK	922,147	97.344
9/12/07	DLBABSON	3,308,008	97.000
10/26/07	PACIFICOR INS	678,150	45.000
10/26/07	PACIFICOR INS	1,458,660	69.000
11/1/07	WAMCO	3,379,481	91.328
12/21/07	QUALITY LOANS, LLC	3,220,193	62.250

	Total Sales	$193,020,031

6

CWL 07/SEA2	Schedule I
Sales Transactions

Sale date	Customer	Total	Price

10/10/07	WAMCO	73,792,195	99.271
10/30/07	PACIFICOR INS	7,840	49.000
10/30/07	PACIFICOR INS	10,080	63.000
10/30/07	PACIFICOR INS	73,920	66.000
10/30/07	PACIFICOR INS	482,600	76.000
10/30/07	PACIFICOR INS	118,900	82.000
10/30/07	PACIFICOR INS	69,660	86.000
10/30/07	PACIFICOR INS	916,700	89.000
10/31/07	PACIFICOR INS	185,220	49.000
10/31/07	PACIFICOR INS	237,510	63.000
10/31/07	PACIFICOR INS	1,794,540	66.000
10/31/07	PACIFICOR INS	145,160	76.000
10/31/07	PACIFICOR INS	2,848,680	82.000
10/31/07	PACIFICOR INS	1,722,580	86.000
10/31/07	PACIFICOR INS	273,230	89.000
11/6/07	PACIFIC NATIONAL BANK (CA)	12,050,711	98.000
11/6/07	CALIFORNIA NATIONAL BANK	48,695,679	99.000

	Total Sales	$143,425,205

7